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                                                                     Exhibit 8.1

                                December 20, 2001


Board of Directors
FIRSTFED AMERICA BANCORP, INC.
ONE FIRSTFED PARK
Swansea, Massachusetts 02777

Gentlemen:

     This letter is in response to your request for our opinion with respect to the material federal income tax consequences of the proposed merger of People's Bancshares, Inc., a Massachusetts corporation ("People's"), with and into FIRSTFED AMERICA BANCORP, INC., a Delaware corporation ("FIRSTFED") (the "Merger"), pursuant to the Agreement and Plan of Merger, dated as of October 1, 2001, by and between FIRSTFED and People's (the "Agreement"). Unless otherwise specified, the terms used herein are defined in the Agreement. For purposes of the opinions set forth below, we have relied, with the consent of both FIRSTFED and People's, upon the accuracy and completeness of the factual statements and representations (which statements and representations we have neither investigated nor verified) contained in the letters dated as of December 20, 2001, of FIRSTFED and People's.

     In connection with the proposed Merger, we understand and assume the following:

     (a) In accordance with Delaware General Corporation Law and Massachusetts General Corporation Law, People's will merge with and into FIRSTFED, and FIRSTFED will be the surviving corporation;

     (b) Pursuant to the Merger, all of the assets of People's will, by operation of law, be transferred to FIRSTFED, and FIRSTFED will assume all of People's's liabilities;

     (c) At the Effective Time, each outstanding share of Target Common Stock (other than shares held by FIRSTFED) will cease to be outstanding and will be converted, at the election of the holder and subject to the provisions of the Agreement, into a right to receive either a number of shares of Acquiror Common Stock, determined by reference to the Exchange Ratio, or an amount equal to the Cash Consideration;

     (d) At the Effective Time, each holder of Target Common Stock who otherwise would have been entitled to a fraction of a share of Acquiror Common Stock will receive in

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Board of Directors
FIRSTFED AMERICA BANCORP, INC.
December 20, 2001
Page 2


          lieu thereof a right to receive cash (without interest) equal to such fraction multiplied by the Average Closing Price; and

     (e) FIRSTFED will continue to conduct the historic business of People's or use a significant portion of People's' historic business assets in a business within the meaning of Treasury Regulation Section 1.368-1(d).


     In connection herewith, we have examined the Agreement, the Registration Statement on Form S-4 initially filed by FIRSTFED with the Securities and Exchange Commission (the "SEC") on November 21, 2001 (which contains a
Joint Proxy Statement-Prospectus) (the "Registration Statement") and such other information as we have deemed relevant. As to questions of fact material to the opinions herein, we have relied upon representations of People's and FIRSTFED as set forth in letters certified by their respective officers. On the basis of the foregoing and subject to the conditions, qualifications and limitations set forth herein, we are of the opinion as of the date hereof that for federal income tax purposes:


     (a)  The Merger will constitute a reorganization within the meaning of
          Section 368(a) of the Internal Revenue Code 1986, as amended (the "Code");

     (b) No gain or loss will be recognized by People's or FIRSTFED as a result of the Merger;

     (c) No gain or loss will be recognized by the stockholders of People's who exchange all of their Target Common Stock solely for Acquiror Common Stock, except with respect to cash received in lieu of a fractional share interest in Acquiror Common Stock;

     (d) The aggregate adjusted tax basis of the Acquiror Common Stock received by stockholders of People's who exchange all of their Target Common Stock solely for Acquiror Common Stock in the Merger will be the same as the aggregate adjusted tax basis of the Target Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received and increased by any gain recognized on the exchange);

     (e) The holding period of Acquiror Common Stock received by each stockholder in the Merger will include the holding period of Target Common Stock exchanged therefor, provided that such stockholder held such Target Common Stock as a capital asset on the Effective Date;

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Board of Directors
FIRSTFED AMERICA BANCORP, INC.
December 20, 2001
Page 3


     (f) Any gain realized by a People's stockholder who receives Acquiror Common Stock and cash (excluding any cash received in lieu of a fractional share of Acquiror Common Stock) in exchange for Target Common Stock pursuant to the Merger will be recognized in an amount not in excess of the amount of the cash received (excluding any cash received in lieu of a fractional share of Acquiror Common Stock), such gain will be capital gain unless the receipt of the cash has the effect of the distribution of a dividend, and any loss on the exchange will not be recognized;

     (g) Cash received by a People's stockholder who has received only cash in exchange for Target Common Stock will be treated as a distribution in redemption of the Target Common Stock held by that stockholder, subject to the provisions and limitations of Section 302 of the Code; and

     (h) A stockholder of People's who receives cash in lieu of a fractional share of Acquiror Common Stock will be treated as if a fractional share of Acquiror Common Stock was distributed in exchange of such stockholder's interest in People's and immediately redeemed, with the stockholder having received a cash distribution in full payment of the stock so redeemed as provided in Section 302 of the Code.

     This opinion does not relate to or purport to cover any matters other than the those expressly stated herein. The opinion expressed herein is limited to the material consequences of the Merger under current federal income tax law as of the date of this opinion letter. No opinion is expressed with respect to the federal income tax consequences of the Merger to stockholders subject to special treatment under federal income tax law. In addition, no opinion is expressed with respect to the tax consequences of the Merger under applicable foreign, state or local laws or under any federal tax laws other than those pertaining to the income tax. We assume no obligation to revise or supplement this opinion should the present federal income tax laws be changed by any legislation, judicial decisions, or otherwise.

     We hereby consent to the reference to us under the caption "Legal Matters" in the Joint Proxy Statement-Prospectus forming a part of the Registration Statement and to the filing of a copy of this opinion as an exhibit to the Registration Statement.

                                            Very truly yours,


                                            /s/ Muldoon Murphy & Faucette LLP

                                            MULDOON MURPHY & FAUCETTE LLP